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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934


                            CHAPARRAL RESOURCES, INC.
                            -------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   159 420 207
                                 --------------
                                 (CUSIP Number)


                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                                ----------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                October 27, 1997
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                      [ ]




                               Page 1 of 6 Pages.






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   CUSIP No. 159 420 207      AMENDMENT NO. 1
             -----------      TO 13D


-------------------------------------------------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

                                  Victory Ventures LLC
-------------------------------------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)  [ ]
                                                                                               (b)  [ ]


-------------------------------------------------------------------------------------------------------------
 3        SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:
                                             WC

-------------------------------------------------------------------------------------------------------------

 5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                                               [ ]

-------------------------------------------------------------------------------------------------------------

 6        CITIZENSHIP OR PLACE OF ORGANIZATION:
                                             Delaware

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                         7    SOLE VOTING POWER:

   NUMBER OF                                          8,590,299
     SHARES        ------------------------------------------------------------------------------------------
  BENEFICIALLY           8    SHARED VOTING POWER:
    OWNED BY
      EACH         ------------------------------------------------------------------------------------------
    REPORTING            9    SOLE DISPOSITIVE POWER:
   PERSON WITH
                                                      8,590,299
                   ------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER:

-------------------------------------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                                    8,590,299
-------------------------------------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [ ]

-------------------------------------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                      19.4%
-------------------------------------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON:
                                      OO
-------------------------------------------------------------------------------------------------------------





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                         AMENDMENT NO. 1 TO SCHEDULE 13D

            Victory Ventures LLC, a Delaware limited liability company ("Victory"), hereby amends the Statement on Schedule 13D filed by Victory on August 5, 1997 (the "Schedule 13D") with respect to the shares of common stock, $.10 par value per share ("Common Stock"), of Chaparral Resources, Inc., a Colorado corporation (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration

            The disclosure set forth in Item 3 of the Schedule 13D is hereby supplemented with the information set forth below:

            On October 27, 1997 Victory exercised a portion of a Warrant, granted on April 23, 1997 to purchase 4,615,385 shares of Common Stock at an exercise price of $0.65 per share exercisable no later than December 31, 1997 (the "Warrant"), by electing to purchase 2,307,692 shares of Common Stock at an exercise price of $.65 per share. The exercise price of $1,500,000 was paid in cash from working capital. In addition, the exercise period of the remaining portion of the Warrant was extended from December 31, 1997 to December 31, 1998.




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Item 5.  Interest in Securities of the Issuer.


            The disclosure set forth in Item 5 of the Schedule 13D is hereby amended as follows:

            (a) (b) On the date hereof, Victory owns directly an aggregate of 6,157,606 shares of Common Stock, which shares constitute approximately 14.7% of the issued and outstanding shares of Common Stock (based on Chaparral's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, stating that as of August 7, 1997 there were 41,931,427 shares of Common Stock issued and outstanding). In addition, Victory is the beneficial owner of currently exercisable warrants to purchase an aggregate of 2,432,693 additional shares of Common Stock. In the event of such exercise Victory would own 8,590,299 shares of Common Stock (or approximately 19.4% assuming exercise of the remainder of the warrants). Victory has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares.

            To the best of Victory's knowledge, except with respect to Walter A. Carozza who is the holder of options to purchase 25,000 shares of Common Stock, none of the persons named in Schedule A to the Schedule 13D are beneficial owners of shares of Common Stock.

            (c) Except for the transaction described in Item 3 above, to the best knowledge of Victory, there were no



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transactions in shares of the Common Stock effected by the persons named in response to paragraph (a) of this Item 5 during the past sixty days.

            (d)         Not applicable.

            (e)         Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The disclosure set forth in Item 6 of the Schedule 13D is hereby supplemented with the information set forth below:

            On October 27, 1997 the exercise period of the remaining portion of the Warrant was extended from December 31, 1997 to December 31, 1998.












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            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1997

                                       VICTORY VENTURES LLC

                                       By:/s/ Walter A. Carozza
                                          ______________________________________
                                          Walter A. Carozza
                                          President







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